Subverse Inc.

PROFIT AND LOSS (UNAUDITED)

January - December 2019

	TOTAL
Income	
Consulting	22,667.00
Donations	643.44
Interest Income	48.57
Third Party	83.99
Total Income	**$23,443.00**
GROSS PROFIT	**$23,443.00**
Expenses	
Bank Charges & Fees	
Bank Fee	123.11
Merchant Fees	15.30
Total Bank Charges & Fees	**138.41**
Depreciation	863.00
Insurance	
Film Production	1,033.00
Total Insurance	**1,033.00**
Legal & Professional Services	
Legal	4,762.50
Professional Services	5,000.00
Total Legal & Professional Services	**9,762.50**
Organizational Costs	250.00
Payroll	
Contractors	53,075.00
Payroll Fees	210.71
Payroll Tax	20,284.98
Payroll Wages	42,184.91
Total Payroll	**115,755.60**
Photography Production	
Photography Rental	5,853.85
Photography Supplies	2,176.98
Total Photography Production	**8,030.83**
Postage & Shipping	356.00
Rent & Lease	9,900.00
Software as a Service	1,212.86
Subscriptions	134.81
Telecommunication	39.79
Travel	
Air Travel	2,933.83
Car Rental	223.30
Lodging	2,106.29
Transportation	1,418.00
Travel Insurance	124.22
Total Travel	**6,805.64**
Total Expenses	**$154,282.44**
NET OPERATING INCOME	**$ -130,839.44**
NET INCOME	**$ -130,839.44**